

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 17, 2018

<u>Via E-mail</u>
Robert J. McNally
Chief Financial Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

    Re: EQT Corporation
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 15, 2018
              File No. 001-03551

Dear Mr. McNally:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources